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                          July 9, 2021

       Jonathan E. Lim
       Chief Executive Officer
       Erasca, Inc.
       10835 Road to the Cure, Suite 140
       San Diego, CA 92121

                                                        Re: Erasca, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on June 25,
2021
                                                            File No. 333-257436

       Dear Dr. Lim:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2021 letter.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to our prior comment 2 and reissue. Your pipeline table, which indicates that you are
currently in Phase 1 of HERKULES-2, HERKULES-3 and
                                                        HERKULES-4 clinical
trials, appears to be inconsistent with your disclosure on pages 4 and 127 that you are
planning to begin the dosing of first patients in HERKULES-2,
                                                        HERKULES-3, and
HERKULES-4 in the future. If these trials have not yet begun, please revise your pipeline
table here and throughout the registration statement to show the arrows for the
HERKULES-2, HERKULES-3 and HERKULES-4 trials in the IND-
                                                        enabling column of the
pipeline table.
 Jonathan E. Lim
Erasca, Inc.
July 9, 2021
Page 2
         In the alternative, if the Phase 1 trials have already been completed for these three specific indications, as you state a clinical trial of ERAS-007 may have already been done by
         Asana, revise throughout your prospectus the apparently inconsistent disclosure that you have not yet dosed any patients in HERKULES-2, HERKULES-3 or HERKULES-4 trials, or clarify how the trials indicated in the table as planned may be differentiated from the trial discussed in the asterisk to the table. Finally, include a detailed and balanced description of the trails completed by Asana as they may relate specifically to
         HERKULES-2, HERKULES-3 or HERKULES-4. This description should include the number of participants in the trials, the endpoints, the statistical significance and p-values, any serious adverse events experienced by the trail participants, and the trails' graphs, charts and diagrams, or advise.
Risk Factors
Our current amended and restated certificate of incorporation provides, page 70

2. We note that you have removed disclosure on page 70 relating to the application of the exclusive forum provision to the claims brought under the Exchange Act. We also note that the forum selection provision in your amended and restated certificate of incorporation identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the
         District of Delaware) as the exclusive forum for certain litigation, including any
            derivative action.    Please disclose here whether this provision
applies to actions arising
         under the Exchange Act. If this provision does not apply to actions arising under the
         Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
       You may contact Julie Sherman at 202-551-3640 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJonathan E. Lim                               Sincerely,
Comapany NameErasca, Inc.
                                                                Division of
Corporation Finance
July 9, 2021 Page 2                                             Office of Life
Sciences
FirstName LastName